Exhibit (h)(6)(a)

EXPENSE LIMITATION AGREEMENT

FOR

FORWARD INTERNATIONAL DIVIDEND FUND

THIS AGREEMENT, dated as of May 1, 2015, is made and entered into by and between Forward Funds, a Delaware statutory trust (the “Trust”), on behalf of its series, Forward International Dividend Fund (the “Fund”), and Forward Management, LLC (the “Investment Advisor”).

WHEREAS, the Investment Advisor has been appointed the investment advisor of the Fund pursuant to an Investment Management Agreement dated as of May 1, 2005, as amended and restated from time to time, between the Trust, on behalf of the Fund, and the Investment Advisor (the “Advisory Agreement”); and

WHEREAS, the Trust and the Investment Advisor desire to enter into the arrangements described herein relating to certain class-level expenses of the Fund.

NOW, THEREFORE, the Trust and the Investment Advisor hereby agree as follows:

1. The Investment Advisor agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and to reimburse expenses to the Fund to the extent necessary to limit the operating expenses of each class of shares of the Fund (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) as follows:

For the period from the date of this Agreement until April 30, 2017 the Investment Advisor shall limit its fee or otherwise reimburse the Fund so that the operating expenses of each class of shares of the Fund shall be limited to the annual rates (as a percentage of the Fund’s average daily net assets) as set forth on Schedule A hereto.

2. The Fund agrees to pay to the Investment Advisor the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Investment Advisor pursuant to the Advisory Agreement (the “Waived Fees”) and to pay to the Investment Advisor the amount of expenses reimbursed by the Investment Advisor under Section 1 hereof (the “Reimbursed Expenses”) for a period of three years following the year in which the expense was incurred, subject to the limitations provided in this Section. Such payment shall be made monthly, but only if the operating expenses of a class of shares of the Fund (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses), without regard to such payment, are equal to or less than the class’s annual rate (as a percentage of the average daily net assets) as set forth on Schedule A hereto. Furthermore, the amount of Waived Fees and Reimbursed Expenses paid by a class of shares of the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the class of shares of the Fund (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) does not exceed the lower of the class’s annual rate as set forth on Schedule A hereto or the expense limitation rate, if any, for the class of shares of the Fund that is in existence at the time of the payment. In no event will a particular class of shares of the Fund be obligated to pay any fees waived or deferred by the Investment Advisor or any expenses reimbursed by the Investment Advisor with respect to any other class or series of the Trust.

3. The Investment Advisor may elect in its discretion to terminate any fee waiver or expense reimbursement for any period following the date of expiration of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Waived Fees or Reimbursed Expenses with respect to periods prior to such termination.

4. A copy of the Certificate of Statutory Trust establishing the Trust is on file with the Secretary of State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Forward Funds, on behalf of its series, Forward International Dividend Fund		Forward Management, LLC

By:	/s/ Robert S. Naka	By:	/s/ Loire White
Name:	Robert S. Naka	Name:	Loire White
Title:	President	Title:	Interim Chief Financial Officer

SCHEDULE A

TO THE

EXPENSE LIMITATION AGREEMENT

FOR

FORWARD INTERNATIONAL DIVIDEND FUND

MAXIMUM OPERATING EXPENSE LIMIT

(as a percentage of the Fund’s average daily net assets)

Investor Class	Institutional Class	Class A	Class C	Advisor Class
1.34%	0.99%	1.49%	1.94%	1.04%